UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number 0-22055
CUSIP Number 87305 U102

(Check one) : ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

IDO Security Inc.
Full Name of Registrant

17 State Street
Address of Principal Executive Office

New York, NY 10004
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 could not be filed by the prescribed due date of March 31, 2009 because registrant had not yet finalized its treatment and disclosure of certain material events that occurred during the fourth quarter and fiscal year 2008, as well as responding to certain comments from the Securities and Exchange Commission respecting the registrant’s previous filings which impact the filing of the 10-K. Accordingly, the audit of registrant’s 2008 financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 15, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Goldberg, Acting Chief Executive Officer (212) 214-1234

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

On March 8, 2007, the Registrant acquired (the “Acquisition Transaction”) all of the shares of IDO Security LTD., a privately held company organized under the laws of the State of Israel (“IDO Ltd.”) that is primarily engaged in the design, development and marketing of devices for the homeland security market. Following the consummation of the Acquisition Transaction, IDO Ltd. became a wholly-owned subsidiary of the Registrant.

For the year ended December 31, 2007, the registrant had revenues of $49,095 and a net loss of $14,774,752. For the year ended December 31, 2008, the registrant currently estimates that it had revenues of approximately $327,000 and a net loss of approximately $8.2 million. Results for the 2008 fiscal year remain subject to further adjustment.

The net loss for the 2008 period is primarily attributable to the following:  (i) selling, general and administrative expenses incurred relating to building the business after the Acquisition Transaction, (ii) interest expenses incurred on debt, (iii) loss on debt extinguishment and (iv) amortization of debt discount, beneficial conversion feature and finance costs relating to the issuances of debt instruments.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended December 31, 2008. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

IDO Security Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Michael Goldberg
Michael Goldberg
Acting Chief Executive Officer